SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

G. Willi-Food International Ltd. (the "Company") announced that its indirectly controlling shareholder, B.S.D. Crown Ltd. ("BSD"), reported today that, effective July 15, 2015, the ultimate controlling shareholder of BSD (who is also the ultimate controlling shareholder of the Company), Oleksandr Granovskyi, has sold his controlling interest to Gregory Gurtovoy, a citizen of Israel residing in the Ukraine.

According to the announcement by BSD, which is listed on the London Stock Exchange, the following shares were sold to Mr. Gurtovoy:

-
Mr. Granovskyi sold 1,620,000 Preferred Shares, nominal value 0.001 Euro each, in Israel 18 B.V. (“Israel 18”), representing 90% of the voting rights in, and the right to appoint the directors of, Israel 18. Israel 18 is the controlling shareholder of BGI Investments (1961) Ltd. which, in turn, beneficially owns BSD shares representing approximately 25% of the total issued and outstanding share capital of BSD (excluding dormant shares), and which controls in aggregate, directly and through proxies, approximately 44% of the voting rights in BSD; and

-
Stichting Chabad Charity Foundation sold 171,090 regular shares, nominal value 0.001 Euro each, in Israel 18, representing 9.5% of the voting rights in, and 95% of the issued share capital of, Israel 18.

In addition, according to the announcement by BSD, Mr. Granovskyi has undertaken:

-	that within three (3) calendar months, Israel 18 will execute settlement agreements with certain of Israel 18’s creditors; and

-
to replace the board of directors of, inter alia, BSD, in accordance with Mr. Gurtovoy’s  nominations, subject to applicable law.  The Company understands that this may also include the board of directors of affiliated companies of BSD, including the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Gil Hochboim
Name: Gil Hochboim
Title: Chief Executive Officer

Date: July 16, 2015